EXHIBIT 4.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 2 TO RIGHTS AGREEMENT (this “Agreement), dated as of July 31, 2002, is made between Duke Realty Corporation, an Indiana corporation (the “Company”), and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the “Rights Agent”).

WHEREAS, the Company (formerly know as Duke Realty Investments, Inc.) and the Rights Agent entered into a Rights Agreement, dated as of July 23, 1998, as amended as of November 21, 2001 (the “Rights Agreement”); and

WHEREAS, pursuant to and in accordance with the provisions of Section 26 of the Rights Agreement, the Company’s Board of Directors, with the approval of the Continuing Directors (as defined in the Rights Agreement) has authorized the amendments to the Rights Agreement set forth below.

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1.                                        Section 1 of the Rights Agreement is amended by deleting the existing definition of “Final Expiration Date” in its entirety and substituting in lieu thereof the following new definition.

“Final Expiration Date” shall mean the Close of Business on August 31, 2002.”

2.                                        This Amendment shall be deemed effective as of July 31, 2002, as if executed by both parties hereto on such date. Except as expressly amended and modified hereby, the Rights Agreement shall remain unaltered and in full force and effect, and the parties hereto expressly confirm the Rights Agreement as modified herein.

3.                                        Miscellaneous.   This Amendment shall be executed in any number of counterparts, each of which counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, that parties hereby have caused this Amendment to be duly executed as of the date and year first above written.